January 17, 2006

Mr. Luo Weide
Chief Financial Officer
China Eastern Airlines Corporation Limited
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China

Re: China Eastern Airlines Corporation Limited
Form 20-F for the year ended December 31, 2004
Commission File Number: 001-14550

Dear Mr. Weide:

       We have reviewed your January 6, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Capital Expenditures, page 42

1. Refer to your response to our previous comment 3. We note from the discussion on page 41 that you have, and may continue to have, substantial debts and that interest expenses associated with these debts might impair your future profitability. Given the potential significance of outstanding contractual commitments to your profitability, we believe that you should enhance the disclosures you propose to add. Specifically, we believe you should indicate the extent to which interest under finance leases and bank loans is variable in nature. You should also explain the assumptions you have used in calculating any variable interest. That is, you have disclosed the contractual terms by which variable interest rates are computed. However, you have not explained the assumptions utilized in order to determine the direction of interest rates after year one. Please describe your assumptions regarding the

direction and magnitude of interest rate changes in subsequent periods in a footnote to the table.

Note 2 – Principal Accounting Policies

(B) Group Accounting

(I) Subsidiaries, page F-10

2. We note from your response to our previous comment 4 that you consider your acquisition of Air Great Wall to be an asset purchase and not the acquisition of a business. It is unclear from your response and your current disclosure how you performed the analysis to arrive at this conclusion. Supplementally explain to us the facts and circumstances surrounding your conclusion that this acquisition should be accounted for as an asset acquisition and not the acquisition of a business. We may have further comment on your response.

3. As a related matter, please revise your explanation in Note 39 (d) to include a discussion of the differences in goodwill arising from the differences in the treatment of acquisitions of businesses or assets under "common control" and, if applicable, from the acquisition of assets from unrelated third parties under IFRS and US GAAP. Your added disclosure should include the reason for the differences in treatment and the dollar amounts of the differences in basis.

4. Refer to your response to our prior comment 5. You state that there are no VIEs for which you absorb the majority of losses or returns that would have a material impact upon your financial statements. Please also note the disclosure requirements set forth in paragraph 24 of FIN 46, as revised. Specifically, disclosures are also required with respect to any holdings of significant variable interests in VIEs for which you are not the primary beneficiary. If applicable, please include these disclosures in your 2005 Form 20-F as well.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief